Elastic N.V.

800 West El Camino Real, Suite 350

Mountain View, CA 94040

(650) 458-2620

August 29, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jan Woo
Edwin Kim

Re:	Elastic N.V.
Registration Statement on Form S-4
File No. 333-232965
Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-232965) filed by Elastic N.V. (the “Company”) with the U.S. Securities and Exchange Commission on August 2, 2019, as amended by Amendment No. 1 thereto (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern time, on September 3, 2019, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Steven V. Bernard or Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 320-4658 and (650) 849-3240, respectively. Please notify either of them when this request for acceleration has been granted.

Very truly yours,

Elastic N.V.

By:	/s/ Janesh Moorjani
Name:	Janesh Moorjani
Title:	Chief Financial Officer

cc:	W.H. Baird Garrett, Elastic N.V.
Reinier Kleipool, De Brauw Blackstone Westbroek N.V.